

June 25, 2020

Snehal Patel
Chief Executive Officer
Greenwich LifeSciences, Inc.
3992 Bluebonnet Dr, Building 14
Stafford, TX 77477

Re: Greenwich LifeSciences, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 23, 2020
File No. 333-238829

Dear Mr. Patel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Calculation Of Registration Fee

1.   It appears that you have based your calculations for the Proposed Maximum Aggregate Offering Price on a per share price of $8.00, which represents the midpoint of your offering range between $7.50 and $8.50 per share. Please revise to use the top of your offering price range as the basis for your calculations. Please also revise the Amount of Registration Fee column and pay any additional fee, as necessary. Refer to Rule 457(o) of the Securities Act for guidance.

Exhibit 3.6. Form of Second Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering
Article 11. Exclusive Forum

2.   Please revise Article 11 of your Bylaws to clearly state that the provision (i) does not apply to federal securities law claims or (ii) applies only to state law claims, as applicable. Alternately, please provide reasonable assurance that you will make future investors aware of the provision's limited applicability by including such disclosure in your future Exchange Act reports. In this regard, we note the risk factor you have included on page 42 of your Prospectus, *Our Amended and Restated Bylaws to be effective upon completion of this offering provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes....*

You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey J. Fessler, Esq.